EXHIBIT 20.1
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FOR IMMEDIATE RELEASE                     Contact:         C. Fred Harlow
---------------------
                                                             Vice President and
                                                              Investor Relations
                                                             (770) 582-6363


               ISOLYSER ADOPTS SHAREHOLDER PROTECTION RIGHTS PLAN



         NORCROSS, Georgia (December 20, 1996) -- Isolyser Company, Inc. (Nasdaq/NM:OREX) announced the adoption of a Shareholder Protection Rights Agreement (the "Plan") to protect and potentially enhance share value for its current and future shareholders.

         Under the Plan, a dividend of one right to purchase a fraction of a share of a newly created class of preferred stock was declared for each share of common stock outstanding at the close of business on December 31, 1996. The rights, which expire on December 31, 2006, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of 15 percent or more of Isolyser's common stock by a person or affiliated group. Issuance of the rights does not in any way affect the finances of the Company, interfere with the Company's operations or business plans or affect earnings per share. The dividend is not taxable to the Company or its shareholders and does not change the way in which the Company's shares may be traded.

         Robert L. Taylor, chairman, president and chief executive officer of Isolyser, commented "This Plan is similar to plans adopted by many other companies. As a part of the long-term planning by Isolyser's Board of Directors at its recent meetings, and upon the advice of its financial advisors and legal counsel, the Board determined that the adoption of the Plan was in the best interests of the Company's shareholders by helping to deter possible discriminatory and abusive takeover tactics, assuring the fair and equal treatment of all Isolyser shareholders, and providing greater flexibility and authority for the Board to negotiate and seek to achieve the best result for Isolyser and its shareholders in the event of any unsolicited proposals to acquire or restructure the Company. The Plan does not prevent a change of control of the Company where that is in the best interests of the Company's shareholders." Mr. Taylor also added that, while the Company as a matter of policy does not normally comment on the existence or absence of takeover proposals, the Plan was adopted only for precautionary purposes to protect the rights of shareholders and not in response to any known takeover proposal.

         Concurrently with the adoption of such Plan, the Board of Directors also amended the Company's Bylaws by requiring the approval of at least a majority of the shares of outstanding voting stock in order for shareholders to call a special meeting of shareholders, and extended the time by which notice from shareholders of Board nominees or other business to be conducted at an annual meeting must be given to at least 60 and not more than 90 days prior to the first anniversary of the previous year's annual meeting (rather than 30 and 50 days, respectively, as previously provided in the Bylaws).



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Isolyser Adopts Sharholder Protection Rights Plan
December 20, 1996
Page 2



         Isolyser, based in Norcross, Georgia, has developed and manufactured OREX Degradables, a series of products made from a thermoplastic, hot water soluble polymer that can be configured into an array of products such as woven and non-woven fabrics, film and thermoformed and extruded items. These products can be dissolved after use, in hot water in a specially designed OREX processor similar to a commercial washing machine, for safe disposal through municipal sewer systems. Isolyser believes that this line of products provides protection to the hospital staff, patient and environment while providing cost-effective solutions to the problems associated with waste reduction and disposal.


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